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                                                                    EXHIBIT 99.3
                                                                    ------------


        APAX FUNDS NOMINEES LIMITED            WARBURG, PINCUS VENTURES, L.P.
      Registered in England no. 2140054     Registered in Delaware no. 133784037
            Registered Office                      466 Lexington Avenue
             62 Green Street                            New York
             London W1Y 4BA                          New York 10017
                                                           USA

29 October 1998

Dear Shareholder

As substantial shareholders of the Company we are concerned to protect our respective interests. In this respect, we recognise the importance of the role played by David Oertle as Chief Executive Officer in enhancing shareholder value since his appointment in May 1997. In our view, Mr Oertle is an integral part of the Company's success.

In the light of the current situation on the board, Warburg, Pincus Ventures, L.P. and Apax Funds Nominees Limited are proposing that Walter Anderson be removed as a director. We do so with regret acknowledging Mr Anderson's role in the development of this Company and his knowledge in the telecommunications field. It is now our view, however, that Mr Anderson's continued presence on the Board of directors presents an obstacle to the Company's future success.

Shareholders are urged to vote in favour of the resolution to remove Mr Anderson as a Director.

In addition, we urge shareholders to vote against the resolutions to remove David Oertle, John McMonigall, Dominic Shorthouse and Sir Robin Biggam as Directors.

Yours faithfully,

/s/  Apax Funds Nominees Limited

Yours faithfully,

/s/  Warburg, Pincus Ventures, L.P.